UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009
or
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 0-20570

A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

IAC/InterActiveCorp Retirement Savings Plan

B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

IAC/InterActiveCorp
555 West 18th Street
New York, New York 10011

REQUIRED INFORMATION

        1.     Not applicable.

        2.     Not applicable.

        3.     Not applicable.

        4.     The IAC/InterActiveCorp Retirement Savings Plan (the "Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Attached hereto as Appendix I is a copy of the most recent financial statements and supplemental schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

EXHIBITS

23.1    Consent of Ernst & Young LLP.

i

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 22, 2010	IAC/InterActiveCorp Retirement Savings Plan
	By:	/s/ DAVID BIRNBAUM Plan Administrator

Appendix I

Financial Statements and Supplemental Schedules

        IAC/InterActiveCorp Retirement Savings Plan—December 31, 2009 and 2008 and Year Ended December 31, 2009 with Report of Independent Registered Public Accounting Firm.

IAC/InterActiveCorp Retirement Savings Plan

Financial Statements
and Supplemental Schedules
December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm

The Administrative Committee
IAC/InterActiveCorp Retirement Savings Plan

        We have audited the accompanying statements of net assets available for benefits of the IAC/InterActiveCorp Retirement Savings Plan (the "Plan") as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

        Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at year end) as of December 31, 2009 and non-exempt transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

New York, New York
June 22, 2010

IAC/InterActiveCorp Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
Assets
Cash	$15,275	$9,828,876
Investments, at fair value	82,159,951	227,107,589
Contributions receivable:
Participant	113,081	1,218,391
Employer	45,173	475,247

Total contributions receivable	158,254	1,693,638

Net assets available for benefits, at fair value	82,333,480	238,630,103
Adjustment from fair value to contract value (for interest in common collective trust funds related to fully benefit-responsive investment contracts)	(53,436)	1,436,020

Net assets available for benefits	$82,280,044	$240,066,123

See accompanying notes to financial statements.

IAC/InterActiveCorp Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009
Additions to net assets attributed to:
Net realized and unrealized appreciation in fair value of Plan investments	$15,555,279
Participant contributions	14,430,632
Employer contributions	3,818,637
Dividend, interest and other income	1,655,452
Transfers from other plans	873,753
Participant rollover contributions	780,640

Total additions	37,114,393

Deductions from net assets attributed to:
Transfers to other plans	186,860,431
Benefits paid to participants	7,510,973
Administrative expenses	529,068

Total deductions	194,900,472

Net decrease in net assets available for benefits	(157,786,079)
Net assets available for benefits—beginning of year	240,066,123

Net assets available for benefits—end of year	$82,280,044

See accompanying notes to financial statements.

IAC/InterActiveCorp Retirement Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

1. Description of the Plan

        The following description of the IAC/InterActiveCorp Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan documents for a complete description of the Plan's provisions.

General

        The Plan is a defined contribution plan covering substantially all employees of IAC/InterActiveCorp ("IAC" or the "Company") and certain affiliated companies. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

        During 2008, the Plan's record keeper and trustee were Fidelity Investments Institutional Operations Company, Inc. and Fidelity Management Trust Company, respectively. The Plan was amended on January 1, 2009 to reflect the appointment of Schwab Retirement Plan Services, Inc. ("SRPS") as Plan record keeper and Charles Schwab Trust Company, a division of Charles Schwab Bank, as trustee. In connection with this appointment and after a thorough review of Plan investments, most then current investment options under the Plan were changed to reflect the investment options offered by SRPS. SRPS is an affiliate of Charles Schwab & Co., Inc.

Contributions

        Participants can make pre-tax contributions and/or Roth 401(k) contributions ranging from 1% to 50%, and after-tax contributions ranging from 1% to 10%, in each case, of their compensation (as defined in the Plan documents) through payroll deductions. Roth 401(k) contributions were introduced to the Plan for the pay period beginning October 1, 2009. Participant contributions are subject to the annual limitation established by the Internal Revenue Service ("IRS"). Participants can direct their contributions to any of the Plan's investment options and may generally change their investment options on a daily basis. All newly hired employees of the Company are automatically enrolled in the Plan, with pre-tax contributions of 3% directed into the various Alliance Bernstein Retirement Stock Funds based on their expected year of retirement commencing approximately 90 days after the date of hire. Newly hired employees are notified of their automatic enrollment in advance and may elect to change their investment option, contribution percentage or not to participate in the Plan prior to the first automatic deferral.

        The Company contributes an amount equal to 50% of the first 6% of compensation that a participant contributes in each payroll period to the Plan. The Company may also make a discretionary contribution of funds annually, which, if applicable, would be determined by the Company's Board of Directors (or a Committee thereof). For the year ended December 31, 2009, the Company's matching contribution was $3,818,637. No discretionary contributions were made to the Plan during the year ended December 31, 2009. Company matching contributions are directed to the investment options of the Plan based upon the respective participant's investment election.

Vesting

        Participant contributions are fully vested at the time of contribution. Generally, Company matching contributions (plus actual earnings thereon) fully vest after two years of credited service. Certain participants who were employees in plans that were merged into the Plan have different vesting periods

IAC/InterActiveCorp Retirement Savings Plan

Notes to Financial Statements (Continued)

December 31, 2009 and 2008

1. Description of the Plan (Continued)

for Company matching contributions. In these cases, participants should refer to the applicable merged Plan documents for a complete description of vesting provisions.

Eligibility

        Participants 18 years of age or older are eligible to participate upon commencement of service (as defined in the Plan documents).

Participant Accounts

        Each participant's account is credited with the participant's contribution and Company matching contribution as well as an allocation of Plan earnings. Allocations are based on participant account balances (as defined in the Plan documents). The benefit to which each participant is entitled is the vested portion of each such participant's account.

Forfeitures

        Company matching contributions that do not vest become forfeitures. Forfeitures are first made available to reinstate previously forfeited account balances of qualifying participants who have left the Company and have subsequently returned, in accordance with applicable law. Remaining amounts, if any, are used to reduce prospective Company matching contributions, to fund corrective action necessary to remedy the failure of non-discrimination testing and to pay Plan expenses. Cumulative forfeited non-vested accounts totaled $674,555 and $2,176,590 at December 31, 2009 and 2008, respectively. The amount of forfeitures used to reduce Company matching contributions totaled $1,195,486 for the year ended December 31, 2009.

Participant Loans

        Generally, a participant may borrow from his/her account a minimum of $1,000, up to a maximum equal to the lesser of (i) $50,000 reduced by the highest outstanding loan balance within the last 12 months or (ii) 50% of his/her vested account balance. With the exception of loans used to purchase a primary residence, which can have terms of up to 15 years, loan terms are limited to a maximum of five years. Any loans that have been transferred into the Plan from a previous plan are subject to the initial terms of the loan. Loans are secured by the balance in the participant's account and bear interest at a rate commensurate with commercial prevailing rates as determined by the Plan Administrator. Principal and interest are paid ratably through regular payroll deductions for actively employed participants. Upon termination of employment, any outstanding loans are due and payable within 90 days following the termination date.

Payment of Benefits

        Upon a participant's retirement, death, disability or other interruption of continuous service, his/her entire vested account balance will be distributed unless the participant's vested account balance is more than $5,000 and the participant elects to leave such amounts in the Plan. If the vested account balance does not exceed $5,000 but is more than $1,000, then such balance will be automatically transferred to a rollover IRA account unless the participant elects otherwise. If the vested account

IAC/InterActiveCorp Retirement Savings Plan

Notes to Financial Statements (Continued)

December 31, 2009 and 2008

1. Description of the Plan (Continued)

balance is $1,000 or less, then it will be distributed in the form of a lump sum payment to the participant. Participants reaching the age of 59 1/2 may elect to withdraw some or all of their vested account balance while still employed. Participants' pre-tax contributions may be withdrawn earlier, subject to certain hardship withdrawal provisions of the Plan. Generally, participants who have made after-tax contributions may elect to withdraw some or all of their vested account balance with no limit on the number of withdrawals of this type. Terminated participants may elect to receive a distribution of their vested account balance, subject to income tax and early withdrawal penalties.

Plan Termination

        Although the Company has expressed no intent to terminate the Plan, in the event that the Plan is terminated by the Company, all amounts credited to the participants' accounts would become 100% vested and the net assets would be distributed to participants.

Administrative Expenses

        Substantially all of the administrative expenses are borne by the Plan unless the Company elects to pay such expenses.

2. Summary of Significant Accounting Policies

Basis of Accounting

        The accompanying financial statements have been prepared on the accrual basis of accounting.

Management Estimates

        The preparation of the financial statements in accordance with U.S. generally accepted accounting principles requires the Plan's management to make estimates that affect amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Investments

        The Plan's investments are stated at fair value except for its investment in a common collective trust fund, which is valued at contract value. The shares of registered investment companies and the self-directed brokerage account are valued at quoted market prices at year end. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

        The Plan invests in investment contracts through its participation in the Schwab Stable Value Fund, a common collective trust fund. Investment contracts held by a defined contribution plan or by a fund within a defined contribution plan, such as those held by the Schwab Stable Value Fund, are required to be reported at fair value. However, contract value is the relevant measurement attribute for reporting investment contracts on the statement of changes in net assets available for benefits because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The accompanying statements of net assets available for benefits presents the fair value of the common collective trust fund as well as the adjustment of the fully benefit-

IAC/InterActiveCorp Retirement Savings Plan

Notes to Financial Statements (Continued)

December 31, 2009 and 2008

2. Summary of Significant Accounting Policies (Continued)

responsive common collective trust fund from fair value to contract value. The accompanying statement of changes in net assets available for benefits is prepared on a contract value basis. The fair value of the Plan's interest in the Schwab Stable Value Fund is based on the net asset value ("NAV") provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

        Purchases and sales of securities are recorded as of their trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3. Investments

        The Plan's investments (including investments purchased, sold and held during the year) appreciated in fair value as follows:

Year Ended December 31, 2009
Investments in registered investment companies	$15,128,252
Investment in common collective trust fund	234,697
Investment in common stock	192,330

Total net realized and unrealized appreciation in fair value of Plan investments	$15,555,279

        The following are investments that represent 5% or more of the Plan's net assets:

	December 31,
	2009	2008
Schwab Stable Value Fund	$7,797,783	$	*
Fidelity Contrafund	6,877,787		14,617,256
Schwab S&P 500 Index Fund	5,355,665		*
Nicholas-Applegate International All Cap Growth Fund	5,189,908		*
Allianz NFJ International Value Institutional Fund	4,679,011		*
Alliance Bernstein 2040 Retirement Stock Fund	4,361,801		*
PIMCO Total Return D Fund	4,138,900		*
Fidelity Managed Income Portfolio II	*		35,387,057
Fidelity Spartan U.S. Equity Fund	*		17,287,020
Fidelity Equity Diversified International Fund	*		13,365,102
Fidelity Blue Chip Growth Fund	*		12,283,728
Fidelity Freedom 2030 Fund	*		12,274,818
Fidelity Investment Grade Bond Fund	*		12,107,270

*
Fund not available to participants in respective period due to change in investment options, effective January 1, 2009.

IAC/InterActiveCorp Retirement Savings Plan

Notes to Financial Statements (Continued)

December 31, 2009 and 2008

4. Fair Value Measurements

        The Plan categorizes its assets and liabilities measured at fair value into a fair value hierarchy that prioritizes the inputs used in pricing the asset or liability. The three levels of the fair value hierarchy are:

  •
  Level 1: Observable inputs such as quoted prices for identical assets and liabilities in active markets obtained from independent sources.

  •
  Level 2: Other inputs that are observable directly or indirectly, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs that are derived principally from or corroborated by observable market data. In determining fair value, the Plan's level 2 financial assets are primarily valued based on the value of the underlying investments.

  •
  Level 3: Unobservable inputs for which there is little or no market data and require the Plan to develop its own assumptions, based on the best information available in the circumstances, about the assumptions market participants would use in pricing the asset or liability.

        The following tables present the Plan's assets that are measured at fair value on a recurring basis:

	December 31, 2009
	Quoted Market Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value Measurements
Investments in registered investment companies	$71,026,472	$—	$—	$71,026,472
Investment in common collective trust fund	—	7,797,783	—	7,797,783
Investment in self-directed brokerage account	1,520,999	—	—	1,520,999
Investment in common stock	947,167	—	—	947,167
Participant loans	—	—	867,530	867,530

Total	$73,494,638	$7,797,783	$867,530	$82,159,951

	December 31, 2008
	Quoted Market Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value Measurements
Investments in registered investment companies	$177,714,704	$—	$—	$177,714,704
Investment in common collective trust fund	—	35,387,057	—	35,387,057
Investment in self-directed brokerage account	2,258,307	—	—	2,258,307
Investments in common stock	2,846,744	—	—	2,846,744
Participant loans	—	—	8,900,777	8,900,777

Total	$182,819,755	$35,387,057	$8,900,777	$227,107,589

IAC/InterActiveCorp Retirement Savings Plan

Notes to Financial Statements (Continued)

December 31, 2009 and 2008

4. Fair Value Measurements (Continued)

        The following table presents the changes in the Plan's assets that are measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

	Balance at January 1, 2009	Purchases, sales, issuances and settlements, net	Balance at December 31, 2009
Participant Loans	$8,900,777	$(8,033,247)	$867,530

5. Income Tax Status

        The Plan received a determination letter from the IRS dated July 20, 2005, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the receipt of this determination letter. A new request for a determination letter on the Plan's qualified status was submitted to the IRS in December 2007 and is currently pending. The Plan Administrator has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

6. Plan Mergers

        Effective May 1, 2009, the Company, as permitted by the relevant Plan documents, merged the Lexico Publishing Group 401(k) Plan (the "Lexico" Plan); and effective November 4, 2009, merged the GarageGames.com Inc. 401(k) Plan (the "GarageGames" Plan), in each case, into the Plan. As a result of these mergers, all of the net assets available for benefits of the Lexico Plan and the GarageGames Plan were transferred into the Plan during 2009.

7. Transfers out

        On August 20, 2008, the Company completed the separation of HSN, Inc. ("HSNi"), Interval Leisure Group, Inc. ("ILG"), Ticketmaster Entertainment, Inc. ("Ticketmaster"), and Tree.com, Inc. ("Tree.com"), into separate independent public companies (each, a "Spinco" and collectively, the "Spincos").

        As a result of this transaction and pursuant to an Employee Matters Agreement, dated August 20, 2008, between the Company and each of the Spincos, the Plan continued to cover substantially all employees of each Spinco until December 31, 2008, after which separate plans were established and maintained by each Spinco. During 2009, the net assets available for benefits of the respective Spincos were transferred from the Plan into the Spinco plans as summarized below:

Net assets available for benefits—HSNi	$80,406,400
Net assets available for benefits—ILG	43,188,078
Net assets available for benefits—Ticketmaster	46,303,889
Net assets available for benefits—Tree.com	16,962,064

Total	$186,860,431

IAC/InterActiveCorp Retirement Savings Plan

Notes to Financial Statements (Continued)

December 31, 2009 and 2008

8. Related-Party Transactions

        Certain Plan investments consist of common stock of IAC, the Plan sponsor, and shares of registered investment companies and a common collect trust managed by SRPS, the Plan's record keeper. Therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the recordkeeping and administrative services amounted to $482,068 for the year ended December 31, 2009.

9. Certain Risks and Uncertainties

        The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

10. Reconciliation of Financial Statements to Form 5500

        The following is a reconciliation of the statements of net assets available for benefits between the financial statements and Form 5500:

	December 31,
	2009	2008
Net assets available for benefits per the financial statements	$82,280,044	$240,066,123
Adjustment from fair value to contract value (for interest in common collective trust funds related to fully benefit-responsive investment contracts)	53,436	(1,436,020)

Net assets available for benefits per Form 5500	$82,333,480	$238,630,103

        The following is a reconciliation of the statement of changes in net assets available for benefits between the financial statements and Form 5500:

Year Ended December 31, 2009
Total additions per the financial statements	$37,114,393
Change in adjustment from fair value to contract value (for interest in common collective trust funds related to fully benefit-responsive investment contracts)	1,489,456

Total income per Form 5500	$38,603,849

IAC/InterActiveCorp Retirement Savings Plan
Supplemental Schedules
E.I.N. 59-2712887 Plan No.: 001
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2009

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	Schwab Stable Value Fund	Common Collective Trust Fund	$7,797,783
	Fidelity Contrafund	Registered Investment Company	6,877,787
*	Schwab S&P 500 Index Fund	Registered Investment Company	5,355,665
	Nicholas-Applegate International All Cap Growth Fund	Registered Investment Company	5,189,908
	Allianz NFJ International Value Institutional Fund	Registered Investment Company	4,679,011
	Alliance Bernstein 2040 Retirement Stock Fund	Registered Investment Company	4,361,801
	PIMCO Total Return D Fund	Registered Investment Company	4,138,900
	Allianz OCC Growth Administrative Fund	Registered Investment Company	3,885,897
	BlackRock U.S. Opportunities Fund	Registered Investment Company	3,450,107
	Alliance Bernstein 2035 Retirement Stock Fund	Registered Investment Company	3,158,276
	Hartford Capital Appreciation II Fund	Registered Investment Company	2,990,439
	Alliance Bernstein 2030 Retirement Stock Fund	Registered Investment Company	2,557,336
	Columbia Small Cap Growth Fund	Registered Investment Company	2,491,604
	Fidelity Low-Priced Stock Fund	Registered Investment Company	2,440,133
	Royce Low-Priced Stock Fund	Registered Investment Company	2,264,346
	Alliance Bernstein 2045 Retirement Stock Fund	Registered Investment Company	2,174,591
	Janus Adviser Perkins Mid Cap Value Fund	Registered Investment Company	2,115,156
	BlackRock Equity Dividend Fund	Registered Investment Company	2,112,095
	Loomis Sayles Investment Grade Bond Fund	Registered Investment Company	2,009,393
	Alliance Bernstein 2020 Retirement Stock Fund	Registered Investment Company	1,776,253
	Personal Choice Retirement Account	Self-Directed Brokerage Account	1,520,999
	Allianz NFJ Small Cap Value Institutional Fund	Registered Investment Company	1,332,512
	Alliance Bernstein 2050 Retirement Stock Fund	Registered Investment Company	1,229,858
	Alliance Bernstein 2025 Retirement Stock Fund	Registered Investment Company	1,195,705
*	IAC/InterActiveCorp Common Stock Fund	Stock Fund	947,167
	Artio International Equity Fund	Registered Investment Company	859,135
	Lazard Emerging Markets Open Equity Fund	Registered Investment Company	548,128
	Columbia Acorn International Fund	Registered Investment Company	456,733
	Alliance Bernstein 2010 Retirement Stock Fund	Registered Investment Company	401,563
	Alliance Bernstein 2015 Retirement Stock Fund	Registered Investment Company	276,257
	AIM Global Real Estate Fund	Registered Investment Company	266,956
	Alliance Bernstein 2000 Retirement Stock Fund	Registered Investment Company	264,093
	U.S. Property Fund	Registered Investment Company	60,786
	Alliance Bernstein 2055 Retirement Stock Fund	Registered Investment Company	54,102
	Alliance Bernstein 2005 Retirement Stock Fund	Registered Investment Company	51,946
*	Loan Fund	Interest rates ranging from 4.25%- 9.25% with maturity dates through November 14, 2023	867,530

	Total investments, at fair value		$82,159,951

*
Party-in-interest as defined by ERISA.

Note: Cost information has not been included in column (d), because all investments are participant-directed.

IAC/InterActiveCorp Retirement Savings Plan
E.I.N. 59-2712887 Plan No.: 001
Schedule G, Part III Schedule of Non-Exempt Transactions
Year Ended December 31, 2009

(a) Identity of Party Involved	(b) Relationship to Plan, Employer, or Other Party-in-Interest	(c) Description of Transactions Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(h) Cost of Asset
Ask Network	Employer	Late remittance of participant contributions for multiple pay periods made November 3, 2009	$6,395
Evite	Employer	Late remittance of participant contributions for multiple pay periods made November 3, 2009	$3,034
Mindspark	Employer	Late remittance of participant contributions for multiple pay periods made November 3, 2009	$229

Note: Columns (d) through (g), (i) and (j) are not applicable.